Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 1-I dated November 14, 2011	Term sheet to Product Supplement No. 1-I Registration Statement No. 333-177923 Dated January 19, 2012; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR due January 24, 2019

General

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing January 24, 2019.
•	With respect to the Initial Interest Periods (which we expect to be from January 24, 2012 through but excluding January 24, 2014), Interest on the notes will be payable quarterly in arrears at a rate equal to 2.625% per annum. With respect to each Interest Period (other than the Initial Interest Periods), Interest on the notes will be payable quarterly in arrears at a rate per annum equal to 3-Month USD LIBOR plus 2.25%; provided that such Interest Rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 6.50% per annum.
•	The notes are designed for investors who seek (a) quarterly interest payments that, for the Initial Interest Periods, are fixed at 2.625% per annum, and then for all subsequent Interest Periods are linked to 3-Month USD LIBOR as determined on each Interest Reset Date plus 2.25%, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 6.50% per annum, and (b) return of their initial investment at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Interest will be payable based on 90 calendar days in each Interest Period and a 360-day year.
•	Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about January 19, 2012 and are expected to settle on or about January 24, 2012.

Key Terms

Maturity Date:	January 24, 2019
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 × Interest Rate × Day-Count Fraction.
Interest Rate:	With respect to each Initial Interest Period (which we expect to be from January 24, 2012 through but excluding January 24, 2014), a rate equal to 2.625% per annum, and with respect to each Interest Period thereafter, a rate per annum equal to 3–Month USD LIBOR plus 2.25%, as determined on each applicable Interest Reset Date, provided that such rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 6.50%.
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	6.50% per annum
Initial Interest Rate:	2.625% per annum
Initial Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding January 24, 2014.
3-Month USD LIBOR:	3-Month USD LIBOR refers to the London Interbank Offer Rate for deposits in U.S. dollars with a Designated Maturity of 3 months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “3Mo” at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the calculation agent. If on the applicable Interest Reset Date, 3-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the calculation agent will determine 3-Month USD LIBOR in accordance with the procedures set forth under “Description of Notes — Interest — The Underlying Rates — LIBOR Rate” in the accompanying product supplement no. 1-I.
Interest Reset Date:	After the Initial Interest Periods, two London Business Days immediately prior to the beginning of the applicable Interest Period.
Interest Periods:	The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Dates:	Interest will be payable quarterly in arrears on the 24th calendar day of January, April, July and October (each such date, an “Interest Payment Date”), beginning on April 24, 2012 and continuing to and including the Maturity Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day, provided that any interest payable on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed, and the next Interest Period, if applicable, will commence on such Interest Payment Date, as postponed.
Payment at Maturity:	On the Maturity Date, you will receive your initial investment in the notes plus any accrued and unpaid interest.
Day-Count Fraction:	90 /360
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Business Day:	Any day other than a day on which banking institutions in London, England or The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.
CUSIP:	48125VGD6

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $12.50 per $1,000 principal amount note.  The actual commission received by JPMS may be more or less than $12.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions that may be allowed to other dealers, exceed $15.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-42 of the accompanying product supplement no. 1-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 19, 2012

JPMorgan Structured Investments —
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY – At maturity, you will receive your initial investment in the notes back if the notes are held to maturity, regardless of 3-Month USD LIBOR during the term of the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	QUARTERLY INTEREST PAYMENTS – With respect to the Initial Interest Periods (expected to begin on January 24, 2012 through but excluding January 24, 2014), a rate per annum equal to 2.625%. With respect to each Interest Period thereafter, a rate per annum equal to 3-Month USD LIBOR plus 2.25%, as determined on each applicable Interest Reset Date, provided that such rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 6.50% per annum. Interest will be payable quarterly in arrears on the 24th calendar day of January, April, July and October, beginning on April 24, 2012 and continuing to and including the Maturity Date. The quarterly interest payments after the Initial Interest Periods are affected by, and contingent upon, 3-Month USD LIBOR, subject to the Minimum Interest Rate and the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-I. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is
JPMorgan Structured Investments —	TS-1
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

received in accordance with your method of accounting for U.S. federal income tax purposes except to the extent of original discount issue, if any. In addition, a U.S. Holder (as defined in the accompanying prospectus supplement) must include original issue discount, if any, in income as ordinary interest as it accrues, generally in advance of receipt of cash attributable to such income.  You should review the discussion set forth in “United States Federal Income Taxation – Tax Consequences to U.S. Holders – Original Issue Discount” in the accompanying prospectus supplement.  In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.  Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes.  Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

Subject to certain assumptions and representations received from us, the discussion in this section entitled “Treated As Variable Rate Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

•	AFTER THE INITIAL INTEREST PERIODS THE NOTES WILL PAY AN ANNUAL INTEREST RATE, WHICH MAY BE 0.00% PER ANNUM — For the applicable Initial Interest Period your notes will pay an annual interest rate equal to 2.625%, and for the applicable Interest Periods thereafter, your notes will pay a rate per annum equal to 3-Month USD LIBOR plus 2.25%, as determined on the applicable Interest Reset Date, subject to the Maximum Interest Rate of 6.50% per annum and the Minimum Interest Rate of 0.00% per annum.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest paid by us on the notes for each Interest Period after the Initial Interest Periods will be equal to 3-Month USD LIBOR plus 2.25%, as determined on the applicable Interest Reset Date and subject to the Minimum Interest Rate and Maximum Interest Rate, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. In no case will the Interest Rate for any quarterly Interest Period be less than the Minimum Interest Rate of 0.00% per annum. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives. Interest with respect to any Interest Period after the Initial Interest Periods may be equal to the Minimum Interest Rate of 0.00% per annum, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
•	AFTER THE INITIAL INTEREST PERIODS, The interest rate on the notes is based on 3-month usd LIBOR OVER WHICH WE HAVE NO SUBSTANTIVE CONTROL —3-Month USD LIBOR may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on 3-Month USD LIBOR may be partially offset by other factors. We cannot predict the factors that may cause 3-Month USD LIBOR, and consequently the Interest Rate for an Interest Period other than an Initial Interest Period, to increase or decrease. A decrease in 3-Month USD LIBOR will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period other than an Initial Interest Period.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. JPMorgan Chase Bank, National Association, an affiliate of the issuer, may be one of the banks polled by the British
JPMorgan Structured Investments —	TS-2
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

Banking Association in their daily determination of 3-Month USD LIBOR. JPMorgan Chase Bank, National Association’s participation in this poll may affect 3-Month USD LIBOR.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Interest Reset Date after the Initial Interest Periods, if 3-Month USD LIBOR plus 2.25% is greater than the Maximum Interest Rate of 6.50% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $65.00 per $1,000 principal amount note per annum prorated on a 360 day basis, regardless of the performance of 3-Month USD LIBOR. In other words, if 3-Month USD LIBOR is greater than or equal to 4.25% on any Interest Reset Date after the Initial Interest Period, your Interest Rate for each such Interest Period (other than an Initial Interest Period) will be capped at 6.50% per annum.
•	3-MONTH USD LIBOR WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest payable on the notes after the Initial Interest Periods will depend on 3-Month USD LIBOR. A number of factors can affect 3-Month USD LIBOR by causing changes in the value of 3-Month USD LIBOR including, but not limited to:
•	changes in, or perceptions, about future 3-Month USD LIBOR levels;
•	general economic conditions in the United States;
•	prevailing interest rates; and
•	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

•	3-MONTH USD LIBOR MAY BE VOLATILE — 3-Month USD LIBOR is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
•	supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a three month term;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation; and
•	performance of capital markets.

Increases or decreases in 3-Month USD LIBOR could result in the corresponding Interest Rate decreasing to the Minimum Interest Rate of 0.00% per annum and thus in the reduction of interest payable on the notes.

•	Certain BUILT-IN costs are likely to adversely affect the value of the notes prior to maturity — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission or reflects the deduction of a discount allowed to each agent and includes the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission or discount and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to 3-Month USD LIBOR on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	the expected volatility of 3-Month USD LIBOR;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
JPMorgan Structured Investments —	TS-3
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
•	TAX DISCLOSURE – The information under “Treated as Variable Rate Debt Instruments "in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated as Variable Rate Debt Instruments " in a supplement to this term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of Notes.

JPMorgan Structured Investments —	TS-4
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

Hypothetical Interest Rate for an Interest Period other than an Initial Interest Period

The Interest Rate for each Initial Interest Period will be 2.625% per annum. The following table illustrates the Interest Rate determination for an Interest Period other than an Initial Interest Period for a hypothetical range of performance for 3-Month USD LIBOR and reflects the spread of 2.25%, the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 6.50% per annum. The hypothetical 3-Month USD LIBORs and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual 3-Month USD LIBOR or interest payment applicable to a purchaser of the notes.

Hypothetical 3-Month USD LIBOR		Spread		Hypothetical Interest Rate (after the Initial Interest Periods)
7.00%	+	2.25%	=	6.50%*
6.00%	+	2.25%	=	6.50%*
5.00%	+	2.25%	=	6.50%*
4.00%	+	2.25%	=	6.25%
3.00%	+	2.25%	=	5.25%
2.00%	+	2.25%	=	4.25%
1.00%	+	2.25%	=	3.25%
0.00%	+	2.25%	=	2.25%
-1.00%	+	2.25%	=	1.25%
-2.00%	+	2.25%	=	0.25%
-3.00%	+	2.25%	=	0.00%**
-4.00%	+	2.25%	=	0.00%**

*The Interest Rate cannot be greater than the Maximum Interest Rate of 6.50% per annum.

**The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns shown above would be lower.

Hypothetical Examples of Interest Rate Calculation

The following examples illustrate how the hypothetical Interest Rates set forth in the table above are calculated and assume that each Interest Period is not an Initial Interest Period, assuming 90 calendar days in each Interest Period.

Example 1: After the Initial Interest Periods, 3-Month USD LIBOR is 3.00%. The Interest Rate is 5.25% per annum calculated as follows:

3.00% + 2.25%= 5.25%

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 5.25% × (90/360) = $13.13

Example 2: After the Initial Interest Periods, 3-Month USD LIBOR is 6.00%. Because 3-Month USD LIBOR of 6.00% plus 2.25% exceeds the Maximum Interest Rate of 6.50% per annum, the Interest Rate is the Maximum Interest Rate of 6.50% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 6.50% × (90/360) = $16.25

Example 3: After the Initial Interest Periods, 3-Month USD LIBOR is -3.00%. Because 3-Month USD LIBOR of -3.00% plus 2.25% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is the Minimum Interest Rate of 0.00% per annum and the quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 0.00% × (90/360) = $0.00

JPMorgan Structured Investments —	TS-5
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR

Historical Information

The following graph sets forth the daily historical performance of 3-Month USD LIBOR from January 2, 2007 through January 18, 2012. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

3-Month USD LIBOR, as appeared on Reuters page “LIBOR01” at approximately 11:00 a.m., London time on January 18, 2012 was 0.56120%.

The historical rates should not be taken as an indication of future performance, and no assurance can be given as to 3-Month USD LIBOR on any Interest Reset Date. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in an Interest Rate for any Interest Period (other than the Initial Interest Periods) that is greater than the Minimum Interest Rate.

Historical Performance of 3-Month LIBOR
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Rate
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Source: Bloomberg

JPMorgan Structured Investments —	TS-6
Fixed to Floating Rate Notes Linked to 3-Month USD LIBOR